UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

WeWork Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

96209A104

(CUSIP Number)

SB Global Advisers Limited

Attn: Spencer Collins

69 Grosvenor St

Mayfair, London W1K 3JP

44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96209A104	13D	Page 1 of 14 pages

1	Names of Reporting Persons SB WW Holdings (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 349,247,299
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 349,247,299

11	Aggregate Amount Beneficially Owned by Each Reporting Person 349,247,299
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.1%
14	Type of Reporting Person CO

CUSIP No. 96209A104	13D	Page 2 of 14 pages

1	Names of Reporting Persons SVF II WW (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 354,304,605
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 354,304,605

11	Aggregate Amount Beneficially Owned by Each Reporting Person 354,304,605
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 96209A104	13D	Page 3 of 14 pages

1	Names of Reporting Persons SVF II Holdings (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 354,304,605
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 354,304,605

11	Aggregate Amount Beneficially Owned by Each Reporting Person 354,304,605
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 96209A104	13D	Page 4 of 14 pages

1	Names of Reporting Persons SVF II Aggregator (Jersey) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 354,304,605
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 354,304,605

11	Aggregate Amount Beneficially Owned by Each Reporting Person 354,304,605
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person PN

CUSIP No. 96209A104	13D	Page 5 of 14 pages

1	Names of Reporting Persons SoftBank Vision Fund II-2 L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 354,304,605
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 354,304,605

11	Aggregate Amount Beneficially Owned by Each Reporting Person 354,304,605
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person PN

CUSIP No. 96209A104	13D	Page 6 of 14 pages

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 354,304,605
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 354,304,605

11	Aggregate Amount Beneficially Owned by Each Reporting Person 354,304,605
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.5%
14	Type of Reporting Person CO

CUSIP No. 96209A104	13D	Page 7 of 14 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of WeWork Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 575 Lexington Avenue, New York, New York 10022.

Prior to the consummation of the Business Combination (as defined below), the Issuer was known as BowX Acquisition Corp. (“BowX”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

SB WW Holdings (Cayman) Limited

SVF II WW (DE) LLC

SVF II Holdings (DE) LLC

SVF II Aggregator (Jersey) L.P.

SoftBank Vision Fund II-2 L.P.

SB Global Advisers Limited

SB WW Holdings (Cayman) Limited is organized under the laws of the Cayman Islands. Each of SVF II WW (DE) LLC and SVF II Holdings (DE) LLC is organized under the laws of the State of Delaware. Each of SVF II Aggregator (Jersey) L.P. and SoftBank Vision Fund II-2 L.P. is organized under the laws of Jersey. SB Global Advisers Limited is organized under the laws of England and Wales.

The business address of each of SVF II WW (DE) LLC and SVF II Holdings (DE) LLC is 251 Little Falls Drive, Wilmington, DE 19808. The business address of SVF II Aggregator (Jersey) L.P. and SoftBank Vision Fund II-2 L.P. is Crestbridge Limited, 47 Esplanade, St. Helier, Jersey, JE1 0BD. The business address of SB Global Advisers Limited is 69 Grosvenor Street, London W1K 3JP, England, United Kingdom. Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of SB Global Advisers Limited are Spencer Collins, Rajeev Misra, and Neil Hadley (collectively, the “Related Persons”).

Mr. Collins, a Managing Partner at SoftBank Global Advisers, is a citizen of the United Kingdom. Mr. Misra, Chief Executive Officer of SoftBank Investment Advisers, is a citizen of the United Kingdom. Mr. Hadley, Managing Partner and Chief Operating Officer of SoftBank Investment Advisers, is a citizen of the United Kingdom.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), the Reporting Persons and the Stockholder Members (as defined below) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the Stockholder Members and their affiliates are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and the Stockholder Members, see Item 4 below.

CUSIP No. 96209A104	13D	Page 8 of 14 pages

During the last five years, none of the Reporting Persons or Related Persons (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Following the consummation of the Business Combination, the Reporting Persons’ existing common stock in WeWork Inc., a Delaware corporation (“Legacy WeWork”), automatically converted into shares of Class A Common Stock of the Issuer in accordance with the Merger Agreement.

Item 4.	Purpose of Transaction.

Business Combination

On October 20, 2021 (the “Closing Date”), pursuant to an Agreement and Plan of Merger, dated March 25, 2021 (the “Merger Agreement”), by and among BowX, BowX Merger Subsidiary Corp., a Delaware corporation and wholly owned subsidiary of BowX (“Merger Sub”), and Legacy WeWork, Merger Sub merged with and into Legacy WeWork (the “First Merger”), with Legacy WeWork surviving the First Merger as a wholly owned subsidiary of BowX. Immediately following and as part of the same overall transaction as the First Merger, Legacy WeWork merged with and into BowX Merger Subsidiary II, LLC, a Delaware limited liability company (“Merger Sub II”) and a direct wholly owned subsidiary of BowX, with Merger Sub II being the surviving entity of the merger (the “Second Merger” and, together with the First Merger and with the other transactions described in the Merger Agreement, the “Business Combination”). In connection with the closing of the Business Combination, BowX changed its name to “WeWork Inc.” In connection with the closing of the Business Combination, each share of Legacy WeWork capital stock was automatically cancelled in exchange for shares of the Issuer’s Class A Common Stock on a 0.82619-for-1 basis, with the stockholders of Legacy WeWork becoming securityholders of the Issuer. As a result, SB WW Holdings (Cayman) Limited received 320,298,461 shares of Class A Common Stock.

Concurrently with and contingent upon the consummation of the Business Combination, the Issuer will issue to SB WW Holdings (Cayman) Limited or its designees the first warrant to purchase 28,948,838 shares of Class A Common Stock at a price of $0.01 per share (the “First Warrant”). The First Warrant will expire on the tenth anniversary of the Closing Date.

CUSIP No. 96209A104	13D	Page 9 of 14 pages

Stockholders Agreement

On the Closing Date, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer entered into a stockholders agreement (the “Stockholders Agreement”) with BowX Sponsor, LLC (the “Sponsor”), SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited and Benchmark Capital Partners VII (AIV), L.P. (collectively, the “Stockholder Members”). Pursuant to the Stockholders Agreement, so long as each Stockholder Member continues to hold a specified amount of Class A Common Stock, then each Stockholder Member has the right to designate for nomination by the Issuer’s board of directors (the “Board”) the number of candidates for election to the Board as specified in the Stockholders Agreement.

With respect to designations by the Reporting Persons, the Stockholders Agreement further specifies that, while SB WW Holdings (Cayman) Limited will have the right to designate three candidates for election to the Board for so long as SB WW Holdings (Cayman) Limited and certain of its permitted transferees hold 50% of the outstanding shares of Class A Common Stock as of the Closing Date, after such time, for so long as SB WW Holdings (Cayman) Limited and certain of its permitted transferees hold a number of shares representing at least the percentage of the combined outstanding shares of Class A Common Stock and the Issuer’s Class C common stock, par value $0.0001 per share (the “Class C Common Stock”) as shown below, SB WW Holdings (Cayman) Limited will have the right to designate for nomination by the Board a number of candidates for election to the Board that, if elected, would result in SB WW Holdings (Cayman) Limited having nominated the number of directors serving on the Board as shown below (such person being nominated, the “SBWW Nominee,” and such person being elected the “SBWW Director”):

•	If 25% or greater of Class A Common Stock and Class C Common Stock, three SBWW Directors;

•	If less than 25% but greater than or equal to 15% of Class A Common Stock and Class C Common Stock, two SBWW Directors; and

•	If less than 15% but greater than or equal to 1% of Class A Common Stock and Class C Common Stock, one SBWW Director.

SB WW Holdings (Cayman) Limited will also have the right to have a pro rata number of SBWW Nominees appointed to serve on each committee of the Board for so long as SB WW Holdings (Cayman) Limited has the right to designate at least one director for election to the Board.

Amended and Restated Registration Rights Agreement

On the Closing Date, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with the Sponsor, SB WW Holdings (Cayman) Limited, SVF II WW (DE) LLC and certain stockholders of BowX and Legacy WeWork. Pursuant to the Amended and Restated Registration

CUSIP No. 96209A104	13D	Page 10 of 14 pages

Rights Agreement, the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of Class A Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time. In certain circumstances, various parties to the Amended and Restated Registration Rights Agreement can collectively demand up to nine underwritten offerings and are entitled to piggyback registration rights, in each case subject to certain limitations as set forth in the Amended and Restated Registration Rights Agreement.

Lock-Up Agreement

In connection with the Business Combination, the Sponsor, SB WW Holdings (Cayman) Limited, SVF II WW (DE) LLC and certain of the Issuer’s officers, directors and stockholders each entered into a lock-up agreement (each, the “Lock-Up Agreement”) pursuant to which they agreed not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any shares of Class A Common Stock held by such persons immediately after the Closing Date (the “Lock-Up Shares”), (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b), for one year or nine months, as the case may be, after the Closing Date.

Irrevocable Proxy Agreement

On the Closing Date, the Issuer entered into an irrevocable proxy and power of attorney agreement (the “Proxy Agreement”) with SoftBank Group Corp., SB WW Holdings (Cayman) Limited and SVF II WW (DE) LLC. Pursuant to the Proxy Agreement, if at any meeting of the stockholders of the Issuer the aggregate number of voting securities held by the SoftBank Holders (as defined in the Proxy Agreement) would otherwise represent more than 49.90% of the voting securities present (in person or by proxy) at such meeting with respect to any vote or election submitted to the holders of shares of capital stock of the Issuer for approval (each, a “Stockholder Vote”), then the SoftBank Holders shall only be entitled to vote 49.90% of the voting securities present (in person or by proxy) and voting in such Stockholder Vote, with SBG (as defined in the Proxy Agreement) not voting the minimum number of its shares of Class A Common Stock (such minimum number of shares, the “Subject Shares”) as is required to reduce the combined voting power exercised by the SoftBank Holders to no more than 49.90% of the voting securities present (in person or by proxy) and voting at such Stockholder Vote. The Second Amended and Restated Certificate of Incorporation of the Issuer has a substantially similar provision. Additionally, pursuant to the Proxy Agreement, SBG irrevocably appointed the WW Executive (as defined in the Proxy Agreement) as its attorney and proxy, to the full extent of its voting rights with respect to the Subject Shares in such applicable Stockholder Vote, to vote all the Subject Shares in proportion to the votes cast by the stockholders of the Issuer (other than the SoftBank Holders) in such Stockholder Vote.

The foregoing descriptions of the Stockholders Agreement, the Amended and Restated Registration Rights Agreement, the Lock-Up Agreement and Proxy Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

CUSIP No. 96209A104	13D	Page 11 of 14 pages

Penny Warrants

In October 2019, Legacy WeWork entered into an agreement with SoftBank Group Corp. for additional financing. The agreement included a commitment, among others, from SBG for the provision of credit support for a $1.75 billion letter of credit facility with associated warrants issued to SoftBank Group Corp. to purchase a certain number of Legacy WeWork’s preferred stock at an exercise price of $0.02 per share (the “Penny Warrants”). The Penny Warrants became exercisable in April 2020 and expire on December 27, 2024. In February 2021, SoftBank Group Corp. partially exercised the Penny Warrants. In August 2021, the Penny Warrants were transferred to SVF II WW (DE) LLC. As a result of the Business Combination, the Penny Warrants held by SVF II WW (DE) LLC were cancelled and converted into the right to receive warrants to purchase shares of Class A Common Stock upon the same terms and conditions as were in effect with respect to the Penny Warrants immediately prior to the Business Combination.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the consummation of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Lock-Up Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 96209A104	13D	Page 12 of 14 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 696,492,801 shares of Class A Common Stock outstanding following the consummation of the Business Combination:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SB WW Holdings (Cayman) Limited	349,247,299	48.1%	0	349,247,299	0	349,247,299
SVF II WW (DE) LLC	354,304,605	48.5%	0	354,304,605	0	354,304,605
SVF II Holdings (DE) LLC	354,304,605	48.5%	0	354,304,605	0	354,304,605
SVF II Aggregator (Jersey) L.P.	354,304,605	48.5%	0	354,304,605	0	354,304,605
SoftBank Vision Fund II-2 L.P.	354,304,605	48.5%	0	354,304,605	0	354,304,605
SB Global Advisers Limited	354,304,605	48.5%	0	354,304,605	0	354,304,605

SB WW Holdings (Cayman) Limited is the record holder of 320,298,461 shares of Class A Common Stock and may be deemed to beneficially own 28,948,838 shares of Class A Common Stock issuable upon exercise of the First Warrant. SVF II WW (DE) LLC may be deemed to beneficially own 5,057,306 shares of Class A Common Stock issuable upon exercise of the Penny Warrants.

SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II WW (DE) LLC. SB WW Holdings (Cayman) Limited is a wholly owned subsidiary of SVF II WW (DE) LLC. SB Global Advisers Limited has been appointed as manager and is exclusively responsible for making all final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments, including as held by SVF II WW (DE) LLC and SB WW Holdings (Cayman) Limited.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Reporting Persons and the Stockholder Members may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock beneficially owned by the group members and their affiliates and such shares are not the subject of this Schedule 13D.

CUSIP No. 96209A104	13D	Page 13 of 14 pages

(c) Except as set forth in Items 3 and 4 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement, Amended and Restated Registration Rights Agreement, Lock-Up Agreement and Proxy Agreement and is incorporated herein by reference. A copy of each of these agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor any of the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Stockholders Agreement, dated as of October 20, 2021, by and among WeWork Inc., BowX Sponsor, LLC, SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited and Benchmark Capital Partners VII (AIV), L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 26, 2021).

3	Amended and Restated Registration Rights Agreement, dated as of October 20, 2021, by and among WeWork Inc., BowX Sponsor, LLC and certain stockholders of WeWork Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 26, 2021).

4	Lock-Up Agreement, dated as of October 20, 2021, by and between BowX and SVF II WW (DE) LLC.

5	Lock-Up Agreement, dated as of March 25, 2021, by and between BowX and SB WW Holdings (Cayman) Limited.

6	Irrevocable Proxy and Power of Attorney Agreement, dated as of October 20, 2021, by and among SoftBank Group Corp., SB WW Holdings (Cayman) Limited, SVF II WW (DE) LLC and the Issuer.

CUSIP No. 96209A104	13D	Page 14 of 14 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2021

SB WW Holdings (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF II WW (DE) LLC

By:	/s/ Matthew Johnson
Name:	Matthew Johnson
Title:	Director

SVF II Holdings (DE) LLC

By:	/s/ Matthew Johnson
Name:	Matthew Johnson
Title:	Director

SVF II Aggregator (Jersey) L.P.

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	General Counsel

SoftBank Vision Fund II-2 L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	Director

SB Global Advisers Limited

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	Director